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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Name of Issuer:  OzEmail Limited

Title of Class of Securities:  Ordinary Shares

CUSIP Number:  692674104

       (Name, Address and Telephone Number of Person
     Authorized To Receive Notices and Communications)

                      Craig A. Drill
              c/o Craig Drill Capital, L.L.C.
                     767 Fifth Avenue
                 New York, New York  10153

  (Date of Event which Requires Filing of this Statement)

                        May 5, 1998

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 692674104

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Craig A. Drill


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         AF


5.  Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.  Sole Voting Power


8.  Shared Voting Power

         466,800


9.  Sole Dispositive Power

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10. Shared Dispositive Power

         466,800


11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

         466,800


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         4.51%


14. Type of Reporting Person*

         IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.  692674104

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Craig Drill Capital, L.L.C.


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         AF


5.  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.  Sole Voting Power


8.  Shared Voting Power

         466,800


9.  Sole Dispositive Power

10. Shared Dispositive Power

         466,800


11. Aggregate Amount Beneficially Owned by Each Reporting
Person

         466,800


12. Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         4.51%


14. Type of Reporting Person*

         CO

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.  692674104

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Craig Drill Capital L.P.


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5.  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.  Sole Voting Power


8.  Shared Voting Power

         466,800


9.  Sole Dispositive Power

10. Shared Dispositive Power

         466,800


11. Aggregate Amount Beneficially Owned by Each Reporting
Person

         466,800


12. Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         4.51%


14. Type of Reporting Person*

         PN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.  Security and Issuer

         This statement relates to the Sponsored ADRs (the

         ADRs") of OzEmail Limited ("OzEmail"), a State of

         New South Wales, Australia corporation.  OzEmail

         Limited's principal executive office is located at

         MDIS House, 39 Herbert Street, St. Leonards 2065,

         Sydney, Australia.



Item 2.  Identity and Background

         This statement is being filed on behalf of Craig A.

         Drill, Craig Drill Capital, L.L.C. (the "L.L.C."),

         a Delaware limited liability company, and Craig

         Drill Capital L.P. (the "Partnership"), a Delaware

         limited partnership.  Mr. Drill is the managing

         member of the L.L.C., which is the general partner

         of the Partnership.  The address for Mr. Drill, the

         L.L.C. and the Partnership is 767 Fifth Avenue, New

         York New York 10153.

         The principal business of Mr. Drill and the L.L.C.

         is to act as private investment managers.  The

         Partnership is a private investment partnership

         formed to trade and invest primarily in securities

         and financial instruments.  Mr. Drill is also the

         sole shareholder of Craig Drill Capital




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         Corporation, an entity that is the investment

         manager of Craig Drill Capital Limited ("Drill

         Offshore"), an offshore investment corporation.

         None of Mr. Drill, the L.L.C. or the Partnership

         has, during the last five years, been convicted in

         a criminal proceeding (excluding traffic violations

         or similar misdemeanors).  None of Mr. Drill, the

         L.L.C. or the Partnership has, during the last five

         years, been a party to a civil proceeding of a

         judicial or administrative body of competent

         jurisdiction which resulted in a judgment, decree

         or final order enjoining future violations of, or

         prohibiting or mandating activities subject to

         federal or state securities laws of finding any

         violation with respect to such laws.

         Mr. Drill is a citizen of the United States of

         America.



Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Drill, the L.L.C. and

         the Partnership are each deemed to beneficially own

         466,800 ADRs.

         The funds for the purchase of the ADRs were

         obtained from the working capital of the




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         Partnership which, in the normal course of its

         business, was comprised of the Partnership's equity

         contributed by the limited partners and the general

         partner, and earnings from the Partnership's

         operations.  No leverage was used to purchase the

         ADRs.



Item 4.  Purpose of Transaction

         The ADRs deemed to be beneficially owned by

         Mr. Drill, the L.L.C. and the Partnership were

         acquired for and are being held for investment

         purposes.  Neither of Mr. Drill, the L.L.C. nor the

         Partnership has any plan or proposal which relates

         to, or would result in, any of the actions

         enumerated in Item 4 of the Instructions to

         Schedule 13D.



Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Mr. Drill, the L.L.C. and

         the Partnership are each deemed to be the

         beneficial owners of 466,800 ADRs.  Based on

         OzEmail's most recently filed Form 10Q, there are

         believed to be 103,500,000 Ordinary Shares of

         OzEmail outstanding.  One ADR represents ten




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         Ordinary Shares.  Therefore, Mr. Drill, the L.L.C.

         and the Partnership each are deemed to beneficially

         own 4.51% of the outstanding Ordinary Shares.  Each

         of Mr. Drill, the L.L.C. and the Partnership share

         the power to vote, direct the vote, dispose of or

         direct the disposition of all Ordinary Shares of

         which each is deemed to beneficially own.

         A description of the Partnership's transactions in

         the ADRs in the past 60 days prior to May 5, 1998

         appears below:



Trade Date    Transaction    Number of Shares  Price per Share

03/23/98         Sell           14,800            16.3862
03/24/98         Sell           48,200            17.4225
03/26/98         Sell           21,500            16.0831
05/11/98         Sell           25,900            22.1123
05/12/98         Sell           75,800            20.7957
05/14/98         Sell           92,400            19.239



        A description of Drill Offshore's transactions in the

        ADRs in the 60 days prior to May 5, 1998 appears below.




Trade Date    Transaction    Number of Shares  Price per Share

05/05/98         Sell           40,500            25.0364
05/06/98         Sell           68,400            23.7369
05/07/98         Sell           41,500            22.7131
05/08/98         Sell           49,000            22.8677
05/11/98         Sell           54,700            22.1123




                            11





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         Mr. Drill, the L.L.C. and the Partnership each

         ceased to be deemed to beneficially own more than

         5% of the outstanding Ordinary Shares on May 5,

         1998




Item 6.  Contracts, Arrangements, Understandings of
         Relationships With Respect to Securities of the Issuer

         None of Mr. Drill, the L.L.C. or the Partnership

         has any contracts, arrangements, understandings or

         relationships with any person with respect to the

         ADRs.



Item 7.  Material to be Filed as Exhibits

         Exhibit A:  Joint Filing Agreement























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Signature

The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



May 15, 1998


                             /s/ Craig A. Drill
                             Craig A. Drill


                             Craig Drill Capital L.L.C.

                             By:/s/ Craig A. Drill
                                  Craig A. Drill
                                  Managing Member


                             Craig Drill Capital L.P.

                             By: Craig Drill Capital L.L.C.,
                                    its general partner


                             By:/s/ Craig A. Drill
                                  Craig A. Drill
                                  Managing Member
















                            13





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                                       Exhibit A

                         AGREEMENT

         The undersigned agree that this Schedule 13D dated
May 15, 1998 relating to the Ordinary Shares OzEmail Limited shall be filed on behalf of the undersigned.

                             /s/ Craig A. Drill
                                Craig A. Drill


                             Craig Drill Capital L.L.C.

                             By:/s/ Craig A. Drill
                                Craig A. Drill
                                Managing Member


                             Craig Drill Capital L.P.

                             By: Craig Drill Capital L.L.C.,
                               its general partner


                             By:/s/ Craig A. Drill
                                Craig A. Drill
                                Managing Member






















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